

December 13, 2012

Via E-mail
Mr. Ori Shilo
Deputy Chief Executive Officer Finance and Operations
RedHill Biopharma Ltd.
21 Ha'arba'a Street
Tel Aviv 64739, Israel

>   **Re: RedHill Biopharma Ltd**
>   **Amendment No. 2 to Draft Registration Statement on Form 20-F**
>   **Submitted December 3, 2012**
>   **CIK No. 0001553846**

Dear Mr. Shilo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form 20-F

Item 18. Financial Statements
Note 2-Summary of Significant Accounting Policies
e. Research and Development, page F-16

1. With reference to prior comment five, revise your policy disclosure to state that research and development costs for the performance of clinical trials and manufacturing by subcontractors are recognized <u>as incurred,</u> as that is GAAP, and revise the financial statements if necessary.

Note 21-Loss Per Ordinary Share, page F-47

2. Please refer to prior comment seven. Please revise your disclosure in Note 2p to conform to your disclosure in Note 21.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any other questions.

        Sincerely,

        /s/ Daniel Greenspan for

        Jeffrey P. Riedler
        Assistant Director